Mail Stop 4561

December 9, 2008

Suresh C. Senapaty, Chief Financial Officer
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **Filed May 30, 2008**
> **File No. 001-16139**

Dear Mr. Senapaty:

        We have reviewed your response letter dated November 12, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2008.

Form 20-F for Fiscal Year Ended March 31, 2008

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trend Information, page 54

1.   Your response to prior comment number 4 states that pricing is impacted by a multitude of factors and that you provide services across different industries and geographies. You conclude without explanation that it may not be meaningful to separately identify the impact of pricing. However, we continue to believe that you can and should provide quantitative information to investors about changes in pricing and how they have impacted your results of operations, if material. Your response further discussed initiatives that you are taking to increase revenues, without a corresponding increase in resources used or prices charged. You also

generally discussed these initiatives in the second to last paragraph of page 54; including offering services with higher margins, increasing employee productivity, and increasing utilization of IT professionals. These initiatives and their impact on revenues and gross margins should be disclosed, but similarly do not obviate the need for a discussion of the quantitative effect of price changes on revenues. Please confirm to us that in future filings you will provide a quantitative discussion of changes in prices and any impact on revenues, to the extent material, consistent with Item 303(a)(3)(iii) of Regulation S-K. Additionally, include a reasonably specific discussion of any steps that you have taken to increase revenues and gross margins without increasing prices charged.

Item 18. Financial Statements

Consolidated Statements of Income, page 105

2.   We note your response to prior comment number 7 regarding your income statement presentation methodology for revenue and related costs relating to multiple-element arrangements recognized as a single unit ratably and for arrangements accounted for under SOP 81-1. Please confirm to us that in future filings you will include a discussion of your basis of presentation for these arrangements in your MD&A, critical accounting policies and estimates, and footnote disclosures.

Note 2. Significant Accounting Policies

Revenue recognition, page 109

3.   Your response to prior comment number 9 indicates that revenue from certain consulting service arrangements is recognized using the proportional performance method. Please note that your US GAAP financial statements should disclose the use of this method, as opposed to the proportionate completion method, which appears to be a method under Indian GAAP.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Law Clerk, at (202) 551-3271 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief